Exhibit 99.1

CORDOVACANN CLOSES CANNABIS-RELATED
ASSET ACQUISITION IN OREGON

TORONTO, ONTARIO, April 6, 2018 – CordovaCann Corp. (OTCQB: LVRLF) (“CordovaCann”) is pleased to announce that its wholly-owned US subsidiary, Cordova OR Holdings, LLC (together with CordovaCann, referred to for convenience as the “Company”), has closed on an agreement to acquire certain cannabis-related assets utilized by Farms of the Future, Inc. (“FOTF”), the owner and operator of an Oregon-based recreational cannabis business that operates under a Mixed Use Tier II Production License issued by the Oregon Liquor Control Commission. The assets acquired include 6 acres of real estate in Clackamas County Oregon consisting of a current 3,400 square foot cultivation facility, as well as equipment and other tangible and intangible assets operated in connection with FOTF (together, the “Assets”). The Assets do not include any cannabis inventory and/or licenses to manufacture or sell cannabis. Furthermore, this is an arm’s length transaction as the Company holds no ownership interest in FOTF.

Under the terms of the agreement, the Company acquired a 27.5% membership interest in Cordova OR Operations, LLC (“Cordova OR Operations”) for $400,000 USD and agreed to contribute an additional $1,050,000 USD, on or before April 3, 2019, to acquire the remaining 72.5% membership interest in Cordova OR Operations which has full and clear title to the Assets.

The Company expects to generate immediate cash flow through its membership interest in Cordova OR Operations and plans to invest an additional $1.5 million USD in assets that will be utilized by FOTF to expand its operations to 36,000 square feet of cultivation and the addition of a processing facility on the current premises. Management of FOTF expects such scale could generate over $10 million USD in revenue and $4 million USD in EBITDA per annum as early as fiscal 2019.

“We are excited to close on this transaction and to start working with the Farms of the Future management team,” stated Mr. Taz Turner, Chief Executive Officer of the Company. He added, “We will immediately begin deploying additional capital to assist FOTF on its expansion plans which will further CordovaCann’s presence in Oregon.”

About CordovaCann Corp.

CordovaCann Corp. is a Canadian-domiciled company focused on building a leading diversified cannabis company. CordovaCann primarily provides services and investment capital to the processing and production vertical markets of the cannabis industry.

Forward-looking Statements

Note: This press release contains “forward looking statements” as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on currently available competitive, financial and economic data and management’s views and assumptions regarding future events. Such forward-looking statements are inherently uncertain. The Company cannot provide assurances that the matters described in this press release will be successfully completed or that the company will realize the anticipated benefits of any transaction. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including but not limited to: global economic and market conditions; the war on terrorism and the potential for war or other hostilities in other parts of the world; the availability of financing and lines of credit; successful integration of acquired or merged businesses; changes in interest rates; management’s ability to forecast revenues and control expenses, especially on a quarterly basis; unexpected decline in revenues without a corresponding and timely slowdown in expense growth; the company’s ability to retain key management and employees; intense competition and the company’s ability to meet demand at competitive prices and to continue to introduce new products and new versions of existing products that keep pace with technological developments, satisfy increasingly sophisticated customer requirements and achieve market acceptance; relationships with significant suppliers and customers; as well as other risks and uncertainties, including but not limited to those detailed from time to time in the Company’s public filing on EDGAR and SEDAR. The Company undertakes no obligation to update information contained in this release. For further information regarding risks and uncertainties associated with the Company’s business, please refer to the risks and uncertainties detailed from time to time in the Company’s EDGAR and SEDAR filings.

The press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of Company securities in any state in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state.

Contact:
Taz Turner
Chief Executive Officer
T: (917) 843-2169
E: taz@cordovacann.com